

July 28, 2011

Via E-mail
Mr. Jon S. Brumley
President and Chief Executive Officer
Enduro Resource Partners LLC
777 Main Street, Suite 800
Fort Worth, Texas 76102

> **Re:** **Enduro Resource Partners LLC**
> **Enduro Royalty Trust**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 25, 2011**
> **File No. 333-174225**

Dear Mr. Brumley:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We remind you of prior comments 1 through 4 from our letter to you dated June 13, 2011.

2. Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also, please provide us with accompanying captions, if any. We may have comments after reviewing these materials.

3. We note your response to prior comment 2 from our letter to you dated July 20, 2011. We also note that your Exhibit A does not appear to include any information regarding the wells operated by Petrohawk Energy Corporation. Please advise.

Prospectus Cover Page

4. Please remove any identification of "joint book-running managers" or "co-managers" on the cover page.

Risk Factors, page 17

5. We note your response to comment 3 from our letter to you dated July 20, 2011. Please revise your filing to clarify, if true, that your general liability insurance and excess liability coverage would cover legal and contractual liabilities for the Trust.

Use of Proceeds, page 35

6. We note your revised disclosure regarding your use of proceeds, including your plan to distribute proceeds to members and to use the funds for future acquisitions of additional oil and natural gas properties. Please revise your disclosure to identify such members and to clarify, if true, that such distributions will not be made to the registrant's public unitholders. Please also revise to clarify, if true, that any such future acquisitions will be on behalf of your sponsor, and not on behalf of the Trust.

Exhibit 5.1

7. We note that counsel references the term "Trust Units" without defining such term. Please obtain and file a revised opinion that clarifies the units to which the opinion relates.

Exhibit 8.1

8. We note that counsel has provided its opinion based on such facts, assumptions and representations, and subject to the limitations set forth in, the registration statement, the prospectus and the officer's certificate. Please provide support from counsel as to why such assumptions and limitations are both necessary and appropriate. In that regard, such assumptions and limitations appear to be overly broad.

Engineering Comments

9. In regards to your response to prior comment 7 from our letter to you dated July 20, 2011, all proved reserves must meet the standard of reasonable certainty. Therefore, please tell us the evidence that allowed you to determine that horizontal wells in the Haynesville Shale will produce for 50 years. In that regard please tell us the estimated cumulative production of a horizontal well in the Haynesville Shale after 20 years of production. Please also tell us the terminal decline rate you use for these fifty year forecasts.

10. As proved reserves are evaluated using only direct costs such as production costs, production taxes, work-overs, gathering, processing, transportation and drilling costs if applicable, and other costs such as G&A, DD&A, interest and derivative losses are not included, we believe that you should disclose to investors that the attribution of proved reserves is not necessarily a sign of future overall corporate profitability.

11. We note that in the most recent amendment the number of wells you report that you drilled in 2010 has changed. In the latest amendment you report that you drilled 58 gross (11.2 net) development wells and 8 gross (0.7 net) exploratory wells in 2010. In the prior amendment you reported that you had drilled 39 gross (6.2 net) development wells and 13 gross (4.7 net) exploratory wells in 2010. Please reconcile this for us.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Sean T. Wheeler
        Latham & Watkins LLP